

03013771

BP 3/6

UNITED STATES
'URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number   3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 34499

MAR 0 5 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2002_____AND ENDING_____DECEMBER 31, 2002

_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWCOMB & COMPANY, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

343 SALEM STREET
(No. and Street)

NORTH ANDOVER   MA   01845
(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDERICK W. NEWCOMB   781-229-7384
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755
(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
   XX Certified Public Accountant
     Public Accountant
     Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                       contained in this form are not required to respond unless the form displays
                       a currently valid control number

MAR 2

OATH OR AFFIRMATION

I, <u>Frederick W. Newcomb</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Newcomb & Company, Inc</u>, as of <u>December 31, 2002</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
   (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED
BY SECTION 17A-5**

To the Board of Directors
Newcomb & Company, Inc.

I have examined the financial statements of Newcomb & Company, Inc.
for the year ended December 31, 2002 and have issued my report thereon
dated February 19, 2003. As part of my examination, I made a study
and evaluation of the Company's system of internal accounting control,
which includes the procedures for safeguarding securities, to the
extent I considered necessary to evaluate the system as required by
generally accepted auditing standards. The purpose of my study and
evaluation, which included obtaining an understanding of the
accounting system, was to determine the nature, timing and extent of
the auditing procedures necessary for expressing an opinion or- the
financial statements.

I also made a study of the practices and procedures followed by the.
Company in making periodic computations of aggregate indebtedness and net
capital under rule 17a-3(a) (11) and the procedures for determining
compliance with the exemptive provisions of rule 15c-13 or (ii) in Section
4(c) of regulation T of the board of governors of the Federal Reserve
System, because the Company does not carry security accounts for customers
or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and
maintaining a system of internal accounting control and the practices and
procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgements by management are required to
assess the expected benefits and related costs of control procedures and of
the practices and procedures referred to in the preceding paragraph and to
assess whether those practices and procedures can be expected to achieve
the objectives of the SEC described in rule 17a-5(g). The objectives of a
system of practices and procedures are to provide management with
reasonable, but not absolute, assurance that assets for which the company
has responsibility are safeguarded against loss from unauthorized use or
disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newcomb & Company, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the commission's objectives. In addition, no facts came to my attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

February 19, 2003

Huy Faull CPA, P.C.

Newcomb & Company, Inc.

Audited Financial Statements

The Year Ended December 31, 2002



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

February 19, 2003

Report of Independent Accountant

To the Board of Directors Newcomb & Company, Inc

I have audited the accompanying statement of financial condition of Newcomb & Company, Inc. as of December 31, 2002, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of the company. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall financial statement present&tion. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Newcomb & Company Inc. as of December 31, 2002 , and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Newcomb & Company.,Inc. are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Harvey Karll CPA P.C.

CONTENTS

INDEX
★★★★★
★★★
★

                                                              Page

Newcomb & Company, Inc.
Balance Sheet
December 31, 2002

Assets

Current Assets

Cash - Checking-Citizen	$ 1,052.63	
Cash - Savings-Fleet	7,132.58	
Prepaid NASD Fees	4,904.05	
Total Current Assets		$ 13,089.26

Fixed Assets

Total Fixed Assets	0.00

Other Assets

Total Other Assets	0.00
Total Assets	$ 13,089.26

See Accountant's Audit Report

Newcomb & Company, Inc.
Balance Sheet
December 31, 2002

Liabilities & Equity

Liabilities

Current Liabilities

State Income Tax Payable	$	456.00	
Total Current Liab.			$ 456.00
Long Term Liabilities			
Total Long Term Liab.			0.00
Total Liabilities			456.00

Equity

Common Stock	27,600.00	
Retained Earnings	(18,824.01)	
Current Earnings	3,857.27	
Total Equity		12,633.26
Total Liabilities & Equity		$ 13,089.26

Newcomb & Company, Inc.
Statement of Income
Twelve Months Ended December 31, 2002

	Year To Date	%
Income		
Interest Income	$ 80.04	0.3
Consulting Income	15,250.00	60.2
Service Fee Income	10,000.00	39.5
Other Income	450.00	1.8
Total Income	25,780.04	101.8
Operating Expenses		
Automobile Expense	2,594.40	10.2
Bank Charges	377.28	1.5
Fidelity Bond Insurance	460.51	1.8
Office Expenses	5,093.88	20.1
Professional Fees	4,120.00	16.3
Regulatory Expense	5,195.95	20.5
Taxes Others	390.91	1.5
Travel	3,233.84	12.8
Total Operating Expenses	21,466.77	84.7
Net Income/(Loss)		
Before Taxes	4,313.27	17.0
Provision for Income Tax		
State Income Tax Expense	456.00	1.8
Total Provision for Income Taxes	456.00	1.8
Net Income/(Loss)	$ 3,857.27	15.2

See Accountant's Audit Report

Newcomb & Company, Inc.
Statement of Income
Twelve Months Ended December 31, 2002

	Year To Date	%
General & Administrative Exp. (Schedule A)		
Automobile Expense	$ 2,594.40	10.2
Bank Charges	377.28	1.5
Fidelity Bond Insurance	460.51	1.8
Office Expenses	5,093.88	20.1
Professional Fees	4,120.00	16.3
Regulatory Expense	5,195.95	20.5
Taxes Others	390.91	1.5
Travel	3,233.84	12.8
Total G & A Expense	$ 21,466.77	84.7

See Accountant's Audit Report

Newcomb & Company, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2002

Year To Date

Cash Provided from Operations
Net Income (Loss) $ 3,857.27
Adjustments
Add:
Less:
Prepaid NASD Fees   (4,904.05)
                                                ─────────────────
Cash from Operations   (1,046.78)

Cash Flows - Invested
                                                ─────────────────
Investing Cash Flows   0.00

Cash Flows - Financing
Due To Officer   (866.00)
Retained Earnings   460.51
                                                ─────────────────
Financing Cash Flows   (405.49)
                                                                     ─────────────────
Cash Increase (Decrease)   (1,452.27)

Cash - Beginning of Year
Cash - Checking-Citizen   2,584.94
Cash - Savings-Fleet   7,052.54
                                                ─────────────────
Total Beginning of Year   9,637.48
                                                                     ─────────────────
Cash on Statement Date $ 8,185.21
                                                                     ═════════════════

See Accountant's Audit Report

Newcomb & Company, Inc.
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2002

Unaudited Net Capital	$ 7,729
Year End Adjustment	1
Audited Net Capital	$ 7,730

Newcomb & Company, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2002

	Number of Shares Outstanding	Paid In Capital	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Beginning Balance	2,500		$ 27,600	($ 19,284)	$ 8,316
Paid in Capital					
Net Profit				3,857	3,857
	2,500	$	$ 27,600	($ 15,427)	$ 12,173

Newcomb & Company, Inc
Statement of Retained Earnings
December 31, 2002

Beginning Retained Earnings	($ 18,824.01)
Net Income (Loss)	3,857.27
Ending Retained Earnings	($ 14,966.74)

1. Nature of Business

    Newcomb & Company, Inc. is incorporated in the Commonwealth
    of Massachusetts to engage in the general securities business, to
    deal in stocks, bonds and all other securities of every nature and
    description, and to engage in any lawful business allowed in the
    Commonwealth of Massachusetts.

    The Company currently has several representatives on commission.
    Administrative support, office space and services maybe provided
    without expense by an affiliated company. Due to this arrangement
    the results of the Company's operations may or may not be indicative
    of those which would exist or result from agreements and transactions
    among unrelated parties.

2. Summary of Significant Accounting Policies

    The financial statements are prepared on the accrual basis of
    accounting.

    The Company's shareholder has elected to be taxed under the
    provisions of Subchapter S of the Internal Revenue Code and
    Massachusetts General Laws Chapters 62 and 63. Under these
    provisions, the shareholder is liable for individual federal
    and state income tax on the Company's taxable income.

3. The Company is subject to the Securities and Exchange Commission's
    "net capital rule" for brokers and dealers not carrying customer
    accounts. The net capital of the Company, as defined under
    Rule 15c3-1, shall not be less than $5,000 or 6 2/3% of the
    aggregate indebtedness of the Company. At December 31, 2002 the
    Company's net capital was $ 2,730 in excess of the minimum amount.

4. Use Of Estimates

    The preparation of financial statements in conformity with
    generally accepted accounting principles requires management
    to make estimates and assumptions that affect the reported
    amount of assets and liabilities as of the date of the financial
    statements and the reported amounts of revenue and expenses during
    the period. Actual results could differ from these estimates.